February 13, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Russell Mancuso, Branch Chief
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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Re:	Opnext, Inc.
Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
     On behalf of Opnext, Inc. (“Opnext” or the “Company”), we confirm receipt of the letter dated February 13, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding on behalf of the Company to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response. Opnext has filed pre-effective Amendment No. 5 dated February 14, 2007 (the “Amendment”) to the above referenced registration statement. All page numbers in the responses below refer to Amendment No. 5. Defined terms used herein and not defined herein have the meanings set forth in Amendment No. 5.
Exhibit 5.1
1.	Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should submit this written confirmation as correspondence on the EDGAR system.
     In response to the Staff’s comment, counsel to the Company has confirmed that it concurs with the Staff’s understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

February 13, 2007

Additionally, the Company supplementally advises the Staff that the Company’s counsel has submitted this written confirmation as correspondence on the EDGAR system on February 13, 2007.

2.	Please file an opinion that does not contain the exclusions in the penultimate paragraph.
     The Company has filed an opinion of counsel revised to address the Staff’s comment. Please refer to Exhibit 5.1 of the Amendment.
3.	We note the acknowledgements contained in your acceleration request dated February 12, 2007. Please revise your acknowledgments to conform to the language exactly as it appears in the closing of this letter.
     In response to the Staff’s comment, the Company has revised the acknowledgments in its acceleration request dated February 13, 2007 to conform to the language exactly as it appears in the closing of the Staff’s letter dated February 13, 2007.
Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact John J. Huber at (202) 637-2242, J. Scott Hodgkins at (213) 891-8739, or me at (213) 891-8125.

Very truly yours, /s/ Ann Lawrence Ann Lawrence of Latham & Watkins LLP

Enclosures

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
John J. Huber, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP